19
7/10

09041141

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD INVESTMENT CHARTERED INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 BRISTOL ST., SUITE 100
(No. and Street)

COSTA MESA (City) CALIFORNIA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. NORBERG 714/444-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/17

OATH OR AFFIRMATION

I, JOHN H. NORBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD INVESTMENT CHARTERED INCORPORATED, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature JOHN H. NORBERG

CHAIRMAN OF THE BOARD/CFO
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Subscribed and sworn to (or affirmed) before me on this 18TH (Date) day of MARCH (Month), 2009 (Year), by

(1) GREGORY A. GOODYEAR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (~~,~~)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public) GEORGIA F. SHAW

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17 A-5, PART III

Document Date: FEB. 23, 2009 Number of Pages: 15

Signer(s) Other Than Named Above: JOHN H. NORBERG

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated as of December 31, 2008, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 thru 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
February 23, 2009

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash		$ 25,935
Deposits - Clearing broker/dealer		25,148
Commissions receivable		12,170
Notes receivable		181,780
Investments:		
Marketable equity securities, at market value	$ 22,447	
Other, at cost	166,350	188,797
Property and equipment, net of accumulated depreciation of $28,557		30,705
Other assets		7,194
Total assets		$ 471,729

LIABILITIES AND STOCKHOLDERS' EQUITY

Line of credit		$ 25,310
Accounts payable		2,080
Total liabilities		27,390
Commitments		-
Stockholders' equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding – 30,000 shares	$ 30,100	
Retained earnings	414,239	
Total stockholders' equity		444,339
Total liabilities and stockholders' equity		$ 471,729

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions and concessions, net of clearing charges		$ 266,270
Management fees		433,938
Realized/unrealized gain on securities		(2,839)
Interest income		6,695
Dividend income		75
Rental income		9,750
Total revenues		713,889
Expenses:		
Accounting	$ 21,250	
Auto	29,710	
Business promotions	31,385	
Commissions	22,861	
Clearing fees	15,961	
Consulting fees	2,011	
Depreciation and amortization	1,980	
Filing fees	1,832	
Insurance	26,767	
Interest	5,287	
Meals and entertainment	97,395	
Management fees	43,183	
Legal fees	21,903	
Salaries and benefits	323,199	
Office supplies and expense	37,234	
Outside service	9,539	
Payroll taxes	23,474	
Postage and delivery	2,372	
Professional services	831	
Rent	60,607	
Telephone	15,723	
Travel	20,990	
Utilities	2,918	
Website maintenance	2,000	
Other	35,901	
Total expenses		856,313
Loss before income taxes		(142,424)
Income taxes		(800)
Net loss		$ (143,224)

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Retained Earnings	Total
Balance at December 31, 2007	$ 30,100	557,463	587,563
Net loss for the year ended December 31, 2008	-	(143,224)	(143,224)
Balance at December 31, 2008	$ 30,100	414,239	444,339

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (143,224)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Loss on securities – Realized and unrealized	$ 2,839	
Depreciation and amortization	1,980	
Increase in deposits – Clearing accounts	(74)	
Decrease in receivables - commissions	48,601	
Decrease in accounts payable and accrued expenses	(20,118)	
Total adjustments		33,228
Net cash flows used for operating activities		(109,996)
Cash flows from investing activities:		
Proceeds received – Notes receivable	140,529	
Additional investment purchases made	(34,183)	
Proceeds from sales of securities	43,470	
Net cash flows provided by investing activities		149,816
Cash flows from financing activities:		
Credit line reduction	(24,690)	
Net cash flows used for financing activities		(24,690)
Net increase in cash		15,130
Cash at beginning of year		10,805
Cash at end of year		$ 25,935

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 800
Cash paid during the year for interest expense	$ 5,287

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of three to thirty-nine years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) INVESTMENTS – MARKETABLE SECURITIES

The Company holds investments of equity securities. At December 31, 2008, the Company had investments in various marketable equity securities with a market value of $22,447 and a cost basis of $31,953.

(3) INVESTMENTS - OTHER

Investments - Other are carried at cost and consist of the following:

Investment in limited partnership	$ 101,942
Investment in country club membership	8,750
Investment in other securities	55,658
Total	$ 166,350

The market value of such investments approximates or exceeds cost at December 31, 2007.

(4) NOTES RECEIVABLE – RELATED ENTITY

The Company has executed a secured note receivable for $181,780 under a line of credit not to exceed $600,000. These amounts are advanced to a related corporation. The amounts due under this line of credit are due and payable on March 31, 2009, and provides for interest at 7.5 percent.

(5) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Vehicles	$ 42,067
Furniture and equipment	17,195
	59,262
Less accumulated depreciation	(28,557)
Net property and equipment	$ 30,705

(6) LINE OF CREDIT

The Company has amounts due under the terms of an unsecured promissory note with a bank. There was an outstanding balance as of December 31, 2008, of $25,310. Interest on this loan was 15.00 percent at December 31, 2008.

(7) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
California	800	-	800
Total	$ 800	$ -	$ 800

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on marketable securities for tax and financial reporting purposes and different depreciation methods for tax and financial purposes.

The Company has available, as of December 2008, approximately $255,000 of unused operating loss carryforwards that may be applied against future taxable income, expiring in 2028.

The above loss carry forwards give rise to a potential deferred tax asset as follows:

Deferred tax asset	$ 65,000
Less valuation allowance	(65,000)
Net deferred tax asset	$ -

The valuation allowance increased $35,000 in the current year.

(8) LEASE COMMITMENT

The Company occupies facilities under a non-cancellable lease expiring in June 2013. The lease provides for a minimum monthly rent ranging from $5,999 at its inception to $6,752 in its final year. The annual minimum future commitments under this agreement are as follows:

Year Ended December 31,	Amount
2009	$ 67,157
2010	68,996
2011	77,506
2012	79,850
2013	40,511
	$ 334,020

Total rental expense for 2008 amounted to $60,607.

(9) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of marketable securities and a limited partnership interest, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(10) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to l. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2008, net capital was $54,332 which exceeded the required minimum capital by $49,332. The aggregate indebtedness to net capital ratio was 0.50 to 1.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Total equity from statement of financial condition		$ 444,339
Less non-allowable assets:		
Notes receivable	$ 181,780	
Other investments	166,350	
Property and equipment, net	30,705	
Other assets	7,194	
Total non-allowable assets		(386,029)
Net capital before haircut		58,310
Haircut - Marketable securities ($22,447 @ 15%)	(3,367)	
- Undue concentration	(611)	(3,978)
Net capital		$ 54,332

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 54,332
Excess net capital	$ 49,332

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities – aggregate indebtedness	$ 27,390
Ratio of aggregate indebtedness to net capital	0.50 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2008

Net capital as reported in unaudited Focus Report Part IIA		$ 53,422
Adjustments:		
Increase in cash balance	$ 1,521	
Additional haircut – undue concentration	(611)	
Total adjustments		910
Net capital as reported in audited financial statements		$ 54,332

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital as noted above. The difference is not material and the Company is in compliance with the minimum net capital requirements. Also, the adjustments increased the Company's net capital.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

Standard Investment Chartered Incorporated
Costa Mesa, California

In planning and performing our audit of the financial statements of Standard Investment Chartered Incorporated as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 23, 2009

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

(With Independent Auditors' Report Thereon)